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                              November 21, 2023

       Derek Liu
       Chief Financial Officer
       Silvercorp Metals, Inc.
       1066 West Hastings Street, Suite 1750
       Vancouver, British Columbia
       Canada V6E 3X1

                                                        Re: Silvercorp Metals,
Inc.
                                                            Form 40-F for the
Fiscal Year ended March 31, 2023
                                                            Filed June 1, 2023
                                                            File No. 001-34184

       Dear Derek Liu:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 40-F for the Fiscal Year ended March 31, 2023

       General, page 1

   1.                                                   Given that you have
material mining operations in the People   s Republic of China, we
                                                        believe that you should
provide specific and prominent disclosures regarding the legal and operational risks
associated with your operations, consistent with the guidance in our
                                                        Sample Letter to
China-Based Companies issued on December 20, 2021, and our Sample
                                                        Letter to Companies
Regarding China-Specific Disclosures issued on July 17, 2023.

                                                        The letters referenced
above are available on our website at the following locations -

https://www.sec.gov/corpfin/sample-letter-china-based-companies

https://www.sec.gov/corpfin/sample-letter-companies-regarding-china-specific-
                                                            disclosures

                                                        Please confirm that you
will provide disclosures that are responsive to all applicable guidance within such
letters in your future periodic reports.
 Derek Liu
Silvercorp Metals, Inc.
November 21, 2023
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDerek Liu                               Sincerely,
Comapany NameSilvercorp Metals, Inc.
                                                          Division of
Corporation Finance
November 21, 2023 Page 2                                  Office of Energy &
Transportation
FirstName LastName